

S... E COMMISSION
...0549



RECEIVED
FEB 27 2007
156


| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-66986 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Marwood Alternative Asset Management, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 Madison Avenue
(No. and Street)

| New York | New York | 10016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moore — (212) 532-3651
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

| 750 Third Ave | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, John Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Alternative Asset Management, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN R. POPP
Notary Public, State of New York
No. 02PO6153763
Qualified in New York County
Commission Expires October 10, 2010



Signature

CEO

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MARWOOD ALTERNATIVE ASSET MANAGEMENT, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

## MARWOOD ALTERNATIVE ASSET MANAGEMENT, LLC

**Contents**

# Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Members of
Marwood Alternative Asset Management, LLC

We have audited the accompanying statement of financial condition of Marwood Alternative Asset Management, LLC (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 21, 2007

# MARWOOD ALTERNATIVE ASSET MANAGEMENT, LLC

**Statement of Financial Condition**
**December 31, 2006**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 9,058 |
| Accounts receivable | 50,000 |
| Prepaid expenses | 23,827 |
| | $ 82,885 |
| **LIABILITIES** | |
| Accrued expenses | $ 37,500 |
| **MEMBERS' EQUITY** | 45,385 |
| | $ 82,885 |

*See notes to statement of financial condition*

# MARWOOD ALTERNATIVE ASSET MANAGEMENT, LLC

**Notes to Statement of Financial Condition**
**December 31, 2006**

## NOTE A - ORGANIZATION

Marwood Alternative Asset Management, LLC (the "Company") (an indirect subsidiary of Marwood Group & Company USA, LLC), a Delaware limited liability company, was organized on April 4, 2005 and commenced operations on May 19, 2005. The Company is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company was formed for the purpose of providing investment management services to a fund of hedge funds with investors that are public pension funds, Taft-Hartley plans, and other institutional single-employer or multi-employer pension or welfare benefit plans, including but not limited to defined benefit plans, as such terms are defined in the Employee Retirement Income Security Act of 1974, as amended.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES

### [1] Cash and cash equivalents:

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

### [2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

### [3] Income taxes:

No provision has been made for federal and state income taxes since these taxes are the personal responsibility of each member.

## NOTE C - MEMBERS' EQUITY

The member interests of the Company are divided into Class A and Class B. The Class B member is not required to contribute any capital to the Company and has no voting rights.

Income and losses are allocated to the Class A members in accordance with their ownership percentage as defined in the limited liability company agreement. The Class B member is entitled to receive a guaranteed payment, at varying percentages as set forth in the limited liability company agreement, based on the Company's monthly net assets under management. Such payments amounted to $221,181 for the year ended December 31, 2006.

## NOTE D - RELATED PARTY TRANSACTIONS

The Company's share of office, administrative and occupancy expenses are paid by an affiliated entity. The Company recognizes its share of such expenses by a formula determined by management. In accordance with the expense sharing agreement, if on the last business day of each month, the total of any amount due to affiliates is not paid the amount shall automatically convert to a capital contribution on behalf of the members.

The Company's members, which are wholly owned subsidiaries of Marwood Group and Company USA, LLC, intend to continue to provide capital to meet current operations and compliance with the Company's net capital requirements.

## MARWOOD ALTERNATIVE ASSET MANAGEMENT, LLC

**Notes to Statement of Financial Condition**
**December 31, 2006**

### NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of approximately $9,000, which is approximately $4,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 4.14 to 1.

The Company claims exemption from the reserve requirements under Rule 15c3-3 pursuant to paragraph (k)(2)(i).



END